06004980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65488 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liberty Pacific Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1109 First Avenue, Suite 212**
(No. and Street)

| Seattle | WA | 98101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Don Alber** **(206) 628-9143**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Spicer Jeffries LLP**
(Name – *if individual, state last, first, middle name*)

| 5251 S Quebec St, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Don Alber**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberty Pacific Securities, LLC**, as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**Chief Financial Officer**

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY PACIFIC SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

## LIBERTY PACIFIC SECURITIES, LLC

## CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

To the Member of
Liberty Pacific Securities, LLC

We have audited the accompanying statement of financial condition of Liberty Pacific Securities, LLC as of December 31, 2005, and the related statements of operations, changes in member's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Pacific Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant losses from operations and has a working capital deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2006

## LIBERTY PACIFIC SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## YEAR ENDED DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 63,261 |
| Securities owned, at estimated fair value | | 49,747 |
| Other assets | | 5,046 |
| ***Total assets*** | **$** | **118,054** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accrued settlement | $ | 200,000 |
| Accounts payable and accrued expenses | | 3,585 |
| ***Total liabilities*** | | 203,585 |
| **CONTINGENCIES** (Note 4) | | |
| **MEMBER'S DEFICIT** (Note 2) | | (85,531) |
| ***Total liabilities and member's deficit*** | **$** | **118,054** |

The accompanying notes are an integral part of this statement.

# LIBERTY PACIFIC SECURITIES, LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **REVENUE:** | |
| Commissions | $ 151,842 |
| **EXPENSES:** | |
| Commissions | 56,044 |
| Professional fees | 16,133 |
| Settlement expense | 250,000 |
| General and administrative | 8,253 |
| Taxes and licenses | 6,083 |
| Occupancy costs | 3,601 |
| *Total expenses* | 340,114 |
| **NET LOSS** | **$ (188,272)** |

The accompanying notes are an integral part of this statement.

# LIBERTY PACIFIC SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **BALANCES, December 31, 2004** | $ | 14,408 |
| Contributions | | 88,333 |
| Net loss | | (188,272) |
| **BALANCES, December 31, 2005** | **$** | **(85,531)** |

The accompanying notes are an integral part of this statement.

LIBERTY PACIFIC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (188,272) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in securities owned | | (49,747) |
| Increase in other assets | | (3,455) |
| Increase in accrued settlement expense | | 200,000 |
| Increase in accounts payable and accrued expenses | | 2,595 |
| *Net cash used in operating activities* | | (38,879) |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:** | | |
| Member contributions | | 88,333 |
| **NET INCREASE IN CASH** | | 49,454 |
| **CASH, at beginning of year** | | 13,807 |
| **CASH, at end of year** | **$** | **63,261** |

The accompanying notes are an integral part of this statement.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *Organization of Business*

Liberty Pacific Securities, LLC (the "Company") was incorporated in the state of Washington on April 16, 2002, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") in November 2002. From April through November 2002, the Company had limited activity. The Company is a wholly owned subsidiary of Liberty Pacific Capital, LLC.

### *15c3-3 Exemption*

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore, is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

### *Going Concern*

The financial statements have been prepared assuming the Company will continue as a going concern. However, certain conditions exist which raise doubt about the Company's ability to continue as a going concern. The Company has suffered significant losses from operations and has accumulated a deficit of $85,531.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations, the raising of additional capital and/or the reduction, or relief of the accrued settlement of $200,000 reflected in the accompanying statement of financial condition (See Notes 2 and 4).

### *Income Taxes*

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the sole member's tax return.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had a net capital deficiency and net capital requirements of ($140,324) and $13,572, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company currently has a net capital deficiency and under SEC rules is prohibited from conducting a securities business until the deficiency is remedied.

### *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company's parent, Liberty Pacific Capital, LLC, provides office facilities and administrative services for Liberty Pacific Securities, LLC. Liberty Pacific Securities, LLC reimburses its parent for the operating expenses.

### *NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES*

The Company's financial instruments, including cash, other assets and payables and accrued expenses are carried at amounts that approximate fair value, due to the short term nature of those instruments.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

During March 2005, the Company settled a lawsuit for $250,000, which the Company, its parent, and an individual were jointly and severally liable. The Company paid $50,000 against this liability and the balance is due at completion of a related class action suit or 18 months from the settlement date.

# SUPPLEMENTARY INFORMATION

## LIBERTY PACIFIC SECURITIES, LLC

## COMPUTATION OF NET CAPITAL
## PURSUANT TO NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2005

| | | |
|---|---|---|
| **CREDIT:** | | |
| Member's deficit | $ | (85,531) |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Non-marketable securities | | 49,747 |
| Other assets | | 5,046 |
| ***Total debits*** | | 54,793 |
| **NET CAPITAL DEFICIENCY** | | (140,324) |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $203,585 or $5,000, whichever is greater | | 13,572 |
| ***Deficit net capital*** | **$** | **(153,896)** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accrued settlement expense | $ | 200,000 |
| Accounts payable and accrued expenses | | 3,585 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **203,585** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **1.45 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Liberty Pacific Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Liberty Pacific Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Liberty Pacific Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Liberty Pacific Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Liberty Pacific Securities, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2006